Filed pursuant to Rule 424(b)(3)

Registration No. 333-253433

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated March 15, 2021)

BAKHU HOLDINGS, CORP.

This Prospectus Supplement No. 3 dated July 13, 2021, contains information that supplements and updates our Prospectus dated March 15, 2021 (the “Original Prospectus”), Prospectus Supplement No. 1 dated March 18, 2021, and Prospectus Supplement No. 2 dated June 21, 2021, incorporated herein by this reference.

Since it contains only the most recent developments, this supplement should be read in conjunction with the Original Prospectus and Prospectus Supplements thereafter.

This prospectus relates to the resale by selling stockholders beginning on page 20 of up to 115,964,933 shares of our common stock, $0.001par value, including 39,483,897 shares to be sold by our affiliates,

Current Report on Form 8-K

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K dated July 13, 2021, which we filed with the Securities and Exchange Commission on July 13, 2021. The information set forth in the attached Current Report supplements and amends the information contained in the Prospectus.

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This Prospectus Supplement No. 3 should be read in conjunction with, and delivered with, the Original Prospectus, Prospectus Supplement No. 1, and Prospectus Supplement No. 2, and is qualified by reference to such Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Original Prospectus and Prospectus Supplements thereafter.

Our common stock is quoted on the Pink Sheet Tier of the OTC Markets under the symbol “BKUH.” On July 12, 2021, the closing bid quotation of our common stock was $3.75.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 7 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that the Original Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2 or this Prospectus Supplement No. 3 is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is July 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   July 12, 2021

Bakhu Holdings, Corp.

(Exact name of Company as specified in its charter)

Nevada	000-55862	26-0510649
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification Number)
One World Trade Center, Suite 130 Long Beach, CA 90831 (Address of Principal Executive Offices) (310) 891-1959 (Registrant’s Telephone Number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     [ X ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
N/A

FORWARD LOOKING STATEMENTS

The following discussion, in addition to the other information contained in this Current Report, should be considered carefully in evaluating our prospects. This Report (including without limitation the following factors that may affect operating results) contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) regarding us and our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements but are not the exclusive means of identifying forward-looking statements in this Report. Additionally, statements concerning future matters such as revenue projections, projected profitability, growth strategies, possible changes in legislation and other statements regarding matters that are not historical are forward-looking statements.

ADDITIONAL INFORMATION

You are urged to read this Current Report carefully. This Current Report is not all-inclusive and does not contain all the information that you may desire in evaluating the Company. You must conduct and rely on your own evaluation of the Company, including the merits and risks involved in making a decision to invest in our stock. No representations or warranties of any kind are intended nor should any be inferred with respect to the economic viability of the Company or with respect to any benefits, which may accrue as a result of an investment in the Company. The Company does not in any way represent, guarantee or warrant an economic gain or profit with regard to our business. We do not in any way represent or warrant the advisability of investing in our stock. Any projections, forecasts, or other forward-looking statements or opinions contained in this Current Report constitute estimates by us based upon sources deemed to be reliable, but the accuracy of this information is not guaranteed nor should you consider the information all-inclusive.

As used in this Current Report and unless otherwise indicated, the terms “we,” “us,” “our,” the “Company,” and “we” refer to Bakhu Holdings Corp.

Item 1.01Entry into a Material Definitive Agreements.

Second Amendment to Patent and Technology License Agreement

Based on an evaluation of the technical laboratory testing results achieved to date and in the light of the desire to launch immediately an aggressive sublicensing program directed at achieving recurring revenue, we have agreed to a substantial revision to the technical specifications, protocols, and procedures to be followed to measure the commercial efficacy of the licensed technology (the “Efficacy Demonstration”), as provided in the Master License Agreement with Cell Science Holding Ltd., (“Cell Science”). See Item 8.01 Other Events.

On July 12, 2021, we and Cell Science entered into a Second Amendment to the Amended and Restated Patent Technology License Agreement1 (the “Second Amendment”) that adopts a new Exhibit 1 setting forth the Efficacy Demonstration new technical specifications, protocols, and procedures.  In general, the Second Revised Laboratory Testing Requirements provide that:

a.the existing seed cultures can be used for the extended loading of the bioreactors used in the test;

1  The Master License Agreement consists of that certain Patent and Technology License Agreement, dated December 20, 2018, which on December 31, 2019, was restated in its entirety by the Amended and Restated Patent and Technology License Agreement (the “Restated License”).  The Restated License Agreement was amended by that certain Amendment to the Amended and Restated Patent and Technology License Agreement entered into as of September 22, 2020 (the “September 2020 Amendment”), and further amended by that certain First Amendment of the Amendment to the Amended and Restated Patent and Technology License Agreement entered into as of February 8, 2021 (the “First Amendment”).

Quarterly Report on Form 10-Q

For the Quarter ended April 30, 2021

b.the results of the three last bioreactors harvested, along with two bioreactors specifically designated as bioreactors 4 and 5, which have been recently loaded, will comprise the five bioreactors on which results will be tested;

c.results from bioreactors 1 through 5 (or successive successful bioreactor tests), will be used to determine the percentage of target results achieved under the Master License Agreement; and

d.that the requirement that the results be replicated in five additional bioreactors be eliminated.

With this Second Amendment, we anticipate that the date upon which it can launch its sublicensing program to authorize qualified sublicensees to use the sublicensed technology to produce, manufacture, market, and sell CBD, THC, and related byproducts and derivatives will occur sooner than previously provided.

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As a result of the relationships as described in our Annual Report on Form 10-K previously filed with the SEC and available at https://www.sec.gov/Archives/edgar/data/0001440153/000109690620000263/bakh_10k.htm, this transaction is a related party transaction between related parties.

The foregoing summary descriptions of the terms of the Second Amendment is a summary only and does not purport to be complete, may not contain all information that is of interest to the reader and is qualified in its entirety by reference to the full text such Second Amendment, attached hereto as Exhibit 10.01 to this Current Report on Form 8-K.

Item 8.01 Other Events

During recent months laboratory work to complete the Efficacy Demonstration with results meeting target levels were ongoing, notwithstanding delays due principally to logistical and travel complications resulting from the COVID 19 pandemic. Testing achieved significant incremental benchmarks that confirmed the efficacy of the equipment, procedures, and protocols, although individual samples were sometimes contaminated by the testing environment of the laboratory, which permitted the intrusion of foreign substances.

As laboratory work continued on the Efficacy Demonstration, there were public reports of other firms, many of which had greater technical, managerial, and financial resources than us, that were also developing the capability to produce cannabinoids without growing the plant. In the face of those potential competitive pressures, we sought to accelerate commercial launch of our sublicensing effort by accepting test results from five bioreactors rather than awaiting confirmatory results from five additional reactors.

By entering into the Second Amendment with revised Efficacy Demonstration requirements and accepting results from five bioreactors meeting technical specifications, we are now able to proceed with our commercialization efforts. Targeted test results under the Second Amendment criteria were achieved by July 8, 2021, in five bioreactors.  Results from those five bioreactors met or exceeded the agreed following standards:

a.a quantity standard of harvested and dried cell concentrate equaling or exceeding both 90 kilograms (approximately 198 pounds) for two successive groups of five bioreactors each and 18 kilogram (approximately 39 pounds) of cells and media culture for each bioreactor in the group;

b.a quality standard of cells produced, harvested, and dried during the full cycle of the process from each bioreactor harvest contain the targeted volume of cannabinoids expressed in kilogram that mirror the same levels of THC and CBD as the donor cells utilizing the formula: 18 times original THC/CBD percentage of donor plant equals the end product expressed in kilogram, with this result from each bioreactor and all five bioreactors of two successive groups of five reactors each affirmed by a third-party testing laboratory; and

Quarterly Report on Form 10-Q

For the Quarter ended April 30, 2021

c.a cost standard of projected utilities and supplies plus actual material costs per bioreactor and for two successive groups of five bioreactors, excluding administrative and labor expenses, capital expenditures, or prorated leasehold expenses, of $0.10 per gram of THC/CBD.

Actual test results from the five bioreactors, confirmed by an independent laboratory, demonstrated successful completion of the Efficacy Demonstration, with the targeted test having been achieved in five bioreactors, and the Percentage Achievement results from each of those five bioreactors was greater than 100% of the agreed target standards for quantity, quality and cost.

Under the terms of the Master License Agreement, as amended by the Second Amendment, all 184,000,000 Contingent Shares subject to return to us will be released to their owners and not be subject to return or cancellation, and we will issue to Cell Science a promissory note in the principal amount of $3.5 million, subject to specified offsets and credits, payable within one year. Importantly, we can record the Patent and Technology License to publicly notify potential sublicensees and others of our vested rights.

Further, with the successful completion of the Efficacy Demonstration, we can launch its sublicensing program subject to available financing.

Item 9.01 Financial Statements and Exhibits

(d)           Exhibits. The following exhibits are either filed as a part hereof or are incorporated by reference. Exhibit numbers correspond to the numbering system in Item 601 of Regulation S-K.

Exhibit
Number	Description of Exhibit
10.1	Second Amendment to Amended and Restated License Agreement dated July 12, 2021(1)

(1)  Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAKHU HOLDINGS CORP.

Date: July 13, 2021	/S/ Thomas K Emmitt
By: Thomas K. Emmitt Its: President and Chief Executive Officer (Principal Executive Officer)